Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-280297

Prospectus Supplement
(To Prospectus Dated October 8, 2024)

CAPTIVISION INC.

Up to 30,301,058 Ordinary Shares

This Prospectus Supplement amends and supplements information contained in that certain Prospectus, dated October 8, 2024 (the “Prospectus”), relating to the resale from time to time of up to 30,301,058 ordinary shares, par value $0.0001 (“Ordinary Shares”), of Captivision Inc. by New Circle Principal Investments LLC, a Delaware limited liability company (“New Circle”) and Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”). The Ordinary Shares included in the Prospectus consist of Ordinary Shares that we have issued or that we may, in our discretion, elect to issue and sell to New Circle from time to time after the date of the Prospectus pursuant to a share purchase agreement we entered into with New Circle on June 12, 2024 (the “Purchase Agreement”), in which New Circle has committed to purchase from us, at our discretion, up to $30,000,000 of Ordinary Shares, subject to the terms and conditions specified in the Purchase Agreement. In addition, the shares included in the Prospectus include 151,058 Ordinary Shares that we issued to New Circle as consideration for its commitment to purchase our Ordinary Shares pursuant to the Purchase Agreement (the “Commitment Shares”) and 150,000 Ordinary Shares that we issued to CCM in consideration for its role as placement agent in connection with the financing. The Company will not receive any proceeds from the sale of Ordinary Shares by the Selling Holders.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 6-K filed with the Securities and Exchange Commission on November 14, 2024, which is set forth below.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 14, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 14, 2024, Captivision Inc. (the “Company”) issued a press release announcing its venture with digiLED and Canary Wharf Group. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Captivision Inc., dated November 14, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: November 14, 2024

Exhibit 99.1

Captivision Announces Venture with digiLED and Canary Wharf Group

MIAMI and LONDON, Nov. 14, 2024 (GLOBE NEWSWIRE)– Captivision Inc. (“Captivision” or the “Company”) (Nasdaq: CAPT), a pioneer manufacturer of architectural media glass and innovative LED solution provider, today announced a venture with digiLED, a leading LED innovator and solution provider, and Canary Wharf Group (“CWG”) to enhance Canary Wharf’s transformation from a world-class financial center into a thriving mixed use neighborhood.

Working in collaboration with CWG, Captivision and digiLED will design and create state-of-the-art LED and architectural media glass throughout the iconic campus, providing a vibrant platform for customer engagement and immersion across the spectrum of entertainment, information, and advertising. The initial Canary Wharf LED installation includes Adams Plaza and Thomson Reuters Plaza slated for completion in February, 2025.

Eden Dock, Canary Wharf, London

"We are privileged and thrilled to join forces with Canary Wharf Group," said Gary Garrabrant, CEO of Captivision. "We are excited about collaborating with digiLED at the iconic Canary Wharf, establishing our partnership. This is an extraordinary opportunity for our company."

"Returning to Canary Wharf in collaboration with Captivision in this remarkable, next-generation project is immensely rewarding," said Graham Burgess, CEO of digiLED. "This is indeed a rare opportunity to bring our bespoke and highest-standard expertise to enhance the transformation of one of our earliest and most important works."

Captivision’s transparent and non-transparent LED media solutions provide a versatile and dynamic platform showcasing high-resolution content without compromising architectural integrity and user experience. Captivision’s partner, digiLED, known for its innovative and bespoke digital solutions, will lead the design and installation of the LED screens, ensuring cutting-edge and highest-quality technology. In addition to the original Canary Wharf LED, digiLED has designed and completed a number of high-profile London installations including the home of Arsenal Football Club Emirates Stadium and The O2 Arena.

About Captivision

Captivision is a pioneering manufacturer of media glass, combining IT building materials with architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability. Captivision is fast becoming a solution provider across the LED product spectrum.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties, and airports. Learn more at http://www.captivision.com.

About digLED

Premium supplier digiLED pushes the boundaries of LED display technology, offering innovative solutions specifically designed for sports venues and high-impact public displays. Displays are built with energy-saving patented technology, which optimize power consumption without compromising brightness or visual clarity, a critical feature for high-demand environments.

digiLED displays bring sharper image quality, vibrant colours, and dynamic refresh rates that are perfect for capturing audience attention in large venues. The energy-efficient design aligns with modern sustainability standards, appealing to organisations that prioritise eco-friendly technology without sacrificing performance.

Noted for their innovation digiLED specialise in customised, bespoke solutions for discerning users who value the quality and attention to detail that comes with the experience of decades in providing large format video screens. Learn more at https://www.digiled.com/.

About Canary Wharf Group

Canary Wharf Group (CWG) is the developer of the largest urban regeneration project in Europe. CWG develops, manages and currently owns interests in approximately 9 million square feet of mixed-use space and over 1,100 Build to Rent apartments.

CWG is committed to turning sustainability ambition into impactful action. Examples include purchasing 100% electricity from renewable sources since 2012, our partnership with the Eden Project creating a place for nature and people and working to deliver our Science-Based Target.

CWG has created a 24/7 city where people can live, work and thrive on the Canary Wharf estate and enjoy all the benefits: great transport links, access to 16.5 acres of green spaces and waterside living; and a wide range of amenities including an award-winning arts and events programme. Canary Wharf’s retail offering comprises over 70 bars, cafes and restaurants and over 300 shops, including 8 grocery stores, pharmacies and health clubs all within 15 minutes’ walk.

Website: www.canarywharf.com

LinkedIn: @CanaryWharfGroup

Instagram: @canarywharflondon

X: @CanaryWharfGrp @Level39CW

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods, and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate, and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Media Contact:
Dukas Linden Public Relations
+1 212.704.7385
captivision@dlpr.com

Investor Contact:
Gateway Group
Ralf Esper
+1 949.574.3860
CAPT@gateway-grp.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2a6cd344-40d2-4ea2-9356-77f429db787a